EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

(dollars in thousands)	Years Ended December 31,
	2006	2005	2004	2003	2002
Net Interest Income	$91,522	$84,798	$74,628	$67,633	$59,594
Effect of Tax Benefit on Interest Income	3,544	3,284	2,861	2,603	1,469

Net Interest Income (TE) (1)	95,066	88,082	77,489	70,236	61,063

Noninterest Income	23,450	26,141	23,221	23,064	17,866
Effect of Tax Benefit on Noninterest Income	1,123	1,066	897	820	652

Noninterest Income (TE) (1)	24,573	27,208	24,117	23,884	18,518

Total Revenues (TE) (1)	$119,639	$115,290	$101,607	$94,120	$79,581

Total Noninterest Expense	$73,127	$64,438	$54,898	$50,629	$44,032
Less Intangible Amortization Expense	(1,118)	(1,207)	(885)	(781)	(243)

Tangible Operating Expense (2)	$72,009	$63,231	$54,014	$49,848	$43,789

Return on Average Equity	12.86%	8.41%	12.98%	13.05%	13.12%
Effect of Intangibles (2)	7.66	5.55	6.55	6.52	4.66

Return on Average Tangible Equity (2)	20.52%	13.96%	19.53%	19.57%	17.78%

Efficiency Ratio	63.6%	58.1%	56.1%	55.8%	56.8%
Effect of Tax Benefit Related to Tax Exempt Income	(2.5)	(2.2)	(2.1)	(2.0)	(1.5)

Efficiency Ratio (TE) (1)	61.1%	55.9%	54.0%	53.8%	55.3%
Effect of Amortization of Intangibles	(1.0)	(0.9)	(0.9)	(0.8)	(0.3)

Tangible Efficiency Ratio (TE) (1) (2)	60.2%	54.8%	53.2%	53.0%	55.0%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.